September 21, 2009

Ethan Horowitz
Ms. Tia Jenkins
Ryan C. Milne
Accounting Branch
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C.  20549

Re: North Horizon, Inc.- Moore & Associates, Chartered, SEC File No. 000-52991

Dear Ms. Jenkins and Messrs. Milne and Horowitz:

On September 4, 2009, North Horizon sent a letter to the staff responding to its letter of August 31, 2009, regarding the PCAOB=s disciplinary action against Moore & Associates, Chartered, (ACPA@) and Michael Moore.  The CPA Firm, as you know, was the prior auditor for North Horizon, Inc., (the ACompany@) and had performed an audit on North Horizon=s financial statements as of December 31, 2008.  The September 4 letter was sent through the U.S. Mail.  This was in error and the letter should have been filed through the Commission=s EDGAR system.
Please be advised that the Company will consider and evaluate the circumstances created by the sanctions imposed against the CPA Firm.  The Company believes that it may not rely on the 2008 audit of its financial statements for the period ended December 31, 2008.  The Company intends to engage a new outside auditing firm, which will perform a re-audit of the 2008 financial statements.

The results of the re-audit will dictate any additional action the Company will undertake that may be appropriate and necessary under the circumstances. I am counsel to the Company and its president and director.

Very truly yours,

s/Wallace T. Boyack
Wallace T. Boyack